SEC[illegible] [illegible]SION

17008671

# FORM X-17A-5
# PART III

OMB APPROVAL

OMB Number: 3235-0123
Expires: May 31, 2017
Estimated average burden
hours per response ......... 12.00

SEC FILE NUMBER
8- 53514

## FACING PAGE
## Information Required or Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 23 2017
REGISTRATIONS BRANCH
15

REPORT FOR THE PERIOD BEGINNING 01/01/16 AND ENDING 12/31/16
MM/DD/YY MM/DD/YY

### A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY

First National Capital Markets, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1620 Dodge Street
(No. and Street)

Omaha (City) | Nebraska (State) | 68197 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Jess Zeiss, President | (402) 602-7483
(Area Code – Telephone No.)

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100 (Address) | Omaha (City) | Nebraska (State) | 68102 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a5(e)(2).*

SEC 1410 (6-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Jess Zeiss, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to First National Capital Markets, Inc., for the year ended December 31, 2016, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer.

Name

President
Title

GENERAL NOTARY - State of Nebraska
CHRISTINE L. JUBER
My Comm. Exp. October 4, 2020

Notary Public

This report** contains (check all applicable boxes):

- ☒ Independent Auditors' Report.
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ Notes to Financial Statements.
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuance to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☒ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☒ (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3 under the Securities Exchange Act of 1934.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3 (Not Required).
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (Not Required).
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (Filed Separately).
- ☒ (n) A copy of the Exemption Report (Filed Separately).

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

FIRST NATIONAL CAPITAL MARKETS, INC.

(SEC I.D. No. 8-53514)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016 AND
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

* * * * * *

Filed pursuant to Rule 17a-5(e)(3)
as a **PUBLIC** Document

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street
Suite 3100
Omaha, NE 68102-1640
USA

Tel: +1 402 346 7788
www.deloitte.com



**REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM**

To the Board of Directors and Stockholder of
First National Capital Markets, Inc.
Omaha, Nebraska

We have audited the accompanying statement of financial condition of First National Capital Markets, Inc. (the "Company") as of December 31, 2016, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of First National Capital Markets, Inc. as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 17, 2017

**FIRST NATIONAL CAPITAL MARKETS, INC.**

**STATEMENT OF FINANCIAL CONDITION**
**AS OF DECEMBER 31, 2016**

| | | |
|---|---|---|
| **ASSETS** | | |
| CASH AND CASH EQUIVALENTS | $ | 3,304,479 |
| RECEIVABLES: | | |
| Commissions | | 172,055 |
| Income taxes | | 64,861 |
| Other | | 50,639 |
| Total receivables | | 287,555 |
| SECURITIES OWNED | | 265,020 |
| PREPAID EXPENSES AND OTHER ASSETS | | 78,086 |
| INVESTMENT IN PARTNERSHIP | | 207,067 |
| TOTAL | $ | 4,142,207 |
| **LIABILITIES AND STOCKHOLDER'S EQUITY** | | |
| LIABILITIES: | | |
| Accrued compensation and benefits | $ | 602,202 |
| Accrued expenses and other liabilities | | 220,150 |
| Accounts payable to affiliates | | 34,536 |
| Total liabilities | $ | 856,888 |
| COMMITMENTS AND CONTINGENCIES (Note 7) | | |
| STOCKHOLDER'S EQUITY: | | |
| Common stock, $1.00 par value; 10,000 shares authorized, issued and outstanding | | 10,000 |
| Additional paid-in capital | | 640,000 |
| Retained earnings | | 2,635,319 |
| Total stockholder's equity | | 3,285,319 |
| TOTAL | $ | 4,142,207 |

See notes to statement of financial condition.

## 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

First National Capital Markets, Inc. (the "Company"), is a wholly owned subsidiary of First National Investment Banking, Inc., which is a wholly owned subsidiary of First National of Nebraska, Inc. (the "Parent Company"). The Company is engaged in the purchase and sale of an array of financial products including traditional securities products, fixed income and money market securities, and investment advisory products and services. In addition, the Company offers services including bond accounting, portfolio analysis, financial reporting, underwriting, and safekeeping. Service fees result from amounts collected from independent contract brokers for processing securities trades and from amounts collected for administrative and compliance services.

The Company is registered with the Securities and Exchange Commission (the SEC) and operates as a separate entity as a registered member of the Financial Industry Regulatory Authority, Inc. (FINRA).

**Use of Estimates** — The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

**Cash Equivalents** — The Company considers all highly liquid investments with a maturity of three months or less when acquired to be cash equivalents.

**Securities Owned** — Securities owned are carried at fair value and consist of municipal warrants.

**Securities Transactions** — Securities transactions are recorded on a trade-date basis.

**Income Taxes** — The Company is included in the consolidated income tax return of the Parent Company. Under the liability method used to calculate income taxes, the Company provides deferred taxes for differences between the financial statement carrying amounts and tax basis of existing assets and liabilities by applying currently enacted statutory rates that are applicable to future periods.

Deferred taxes relate to employee benefits, prepaid expenses, and the partnership investment. The Company had deferred tax assets of $30,362 and deferred tax liabilities of $8,967 at December 31, 2016. Net deferred taxes of $21,395 are reflected in prepaid expenses and other assets on the statement of financial condition.

The Company has no liability recorded at December 31, 2016, for uncertainty in income taxes or for interest and penalty payments. The tax years 2013 through 2015 remain open to examination by the major taxing jurisdictions in which the Parent Company files the consolidated income tax return. The IRS is currently examining the 2014 and 2015 tax years of the Parent Company's consolidated income tax returns.

**Subsequent Events** — As required by Financial Accounting Standards Board Accounting Standards Codification (ASC) 855-10, "Subsequent Events," the Company evaluated subsequent events through the date the financial statement was issued. The Company did not have any subsequent events that would require recognition or disclosure in the financial statement or notes as of and for the year ended December 31, 2016 except as disclosed herein.

**Recently Issued Accounting Pronouncements** — Accounting Standards Update (ASU) 2015-02, "Consolidation (Topic 810) – Amendments to the Consolidation Analysis," changed the analysis that a reporting entity must perform to determine whether it should consolidate certain types of legal entities. The provisions of ASU 2015-02 were adopted by the Company on January 1, 2016 and did not have a significant impact of the Company's financial statement or disclosures.

ASU 2016-01, "Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities," was issued to require equity investments, in general, to be measured at fair value with changes in fair value recognized in earnings. It also eliminates the requirement to disclose the methods and significant assumptions used to estimate the fair value for financial instruments measured at amortized cost, requires entities to use the exit price notion when measuring fair value, requires an entity to present separately in other comprehensive income the portion of the total change in fair value of a liability resulting from a change in the instrument-specific credit risk when the fair value option has been elected, requires separate presentation of financial assets and liabilities by measurement category and form on the statement of financial condition or accompanying notes, clarifies that an entity should evaluate the need for a valuation allowance on a deferred tax asset related to available-for-sale securities in combination with the entity's other deferred tax assets, and simplifies the impairment assessment of equity investments without readily determinable fair values. The effective date for the revised standard is for fiscal years beginning after December 15, 2017. The Company is currently evaluating the impact that this guidance will have on its financial statement and related disclosures.

ASU 2016-02, "Leases (Topic 842)," was issued to amend certain lease accounting guidance in order to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the statement of financial condition and requiring the disclose of key information about leasing arrangements. The effective date for the revised standard is for fiscal years beginning after December 15, 2018. The Company is currently evaluating the impact that this guidance will have on its financial statement and related disclosures.

ASU 2016-13, "Financial Instruments - Credit Losses (Topic 326): Assets Measured at Amortized Cost," was issued to revise guidance for impairments on financial instruments. The guidance requires an impairment model (known as the current expected credit loss (CECL) model) that is based on expected rather than incurred losses. The CECL model is applicable to loans held for investment, securities held to maturity, lease receivables, financial guarantee contracts and certain unconditional loan commitments. The CECL model will replace current accounting for purchased credit-impaired and impaired loans. The guidance also amends the available for sale debt securities other-than-temporary impairments model. The effective date for the revised standard is for fiscal years beginning after December 15, 2020. The Company is currently evaluating the impact that this guidance will have on its financial statement and related disclosures.

## 2. REGULATORY REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital and requires that the ratio of aggregate

indebtedness to net capital (net capital ratio) not exceed 15 to 1 (minimum capital of at least 6 2/3% of aggregate indebtedness), as defined under such provisions. Net capital, net capital requirement, and net capital ratio may fluctuate on a daily basis. At December 31, 2016, the Company had net capital of $2,705,382, which was $2,455,382 in excess of required capital of $250,000. The Company's ratio of aggregate indebtedness to net capital was 0.32 to 1.

## 3. FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with ASC 820, "Fair Value Measurement," the Company categorizes its financial instruments into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level disclosed is based on the lowest priority level input that is significant to the fair value measurement of the instrument in its entirety. In summary, the hierarchy prioritizes inputs to valuation techniques into three levels:

- Level 1 – Quoted prices in active markets for identical assets/liabilities.
- Level 2 – Includes prices based on other observable inputs, including prices based on recent market transactions for similar assets/liabilities. The Company's Level 2 assets include municipal warrants.
- Level 3 – Includes unobservable inputs and may include the entities own assumptions about market participant assumptions.

The following table summarizes assets measured at fair value on a recurring basis as of December 31, 2016:

| | Level 1 | Level 2 | Level 3 | Total |
|---|---|---|---|---|
| Securities owned | $ - | $ 265,020 | $ - | $ 265,020 |
| Total assets accounted for at fair value: | $ - | $ 265,020 | $ - | $ 265,020 |

The valuation techniques used to measure the fair values by type of investment in the above table follow:

- Securities owned – The Company's municipal warrants are categorized as Level 2 as the Company's valuations utilize observable sales prices for similar warrants.

For the year ended December 31, 2016, there were no transfers in or out of Level 1, 2, or 3.

## 4. RELATED PARTY TRANSACTIONS

The Company provides services to other affiliates of the Parent Company, including First National Bank of Omaha (FNBO). These services include federal funds transfers, bond accounting, portfolio trades, and repurchase agreements and negotiable certificates of deposit dealer services. At December 31, 2016, $0 was due to the Company from affiliates for services provided.

In addition, the Company has a service agreement with the Parent Company and FNBO in which FNBO provides the Company with certain services including purchasing, personnel, general ledger, website development, financial services, executive support, financial, operational, and information systems audit services, compliance, audit and consulting services, branding/trademark modifications, and miscellaneous other corporate services. The Company is billed for such services based on various allocation methods. At December 31, 2016, the Company owed affiliates $34,536 for services provided.

At December 31, 2016, the Company had cash on deposit of $229,479 with FNBO. The Company has not experienced any losses on its deposits of cash.

The Company has a $5,000,000 line of credit with the Parent Company. There were no amounts outstanding as of and for the year ended December 31, 2016. The line of credit accrues interest on the outstanding principal at a variable interest rate equal to one month LIBOR plus 2.75%. The line of credit matures December 31, 2017.

Transaction terms with related parties are not necessarily indicative of the terms that would be present if the parties were unrelated.

## 5. EMPLOYEE BENEFIT PLANS

The Parent Company has a contributory defined contribution plan, which covers substantially all employees. At December 31, 2016, the Company's discretionary portion of the defined contribution was $43,292, which is recorded as accrued compensation and benefits on the statement of financial condition and is owed to the Parent Company.

## 6. INVESTMENT IN PARTNERSHIP

The Company has an interest in a limited partnership. This partnership fund holds investments in real estate ventures. The Company's partnership interest is less than 7% of the partnership's total capital and is accounted for at cost of $207,067, net of impairment. The Company assesses this investment for impairment on an annual basis.

## 7. COMMITMENTS AND CONTINGENCIES

The Company is involved in various legal matters in the normal course of its business. At December 31, 2016, management does not believe that any such matters, either individually or in the aggregate, will materially affect the Company's results of operations, cash flows, or financial position.

* * * * * *